Exhibit 99.1

Advantage Announces Increase in Credit Facility to $400 Million

(TSX: AAV, NYSE: AAV)

CALGARY, May 29, 2014 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announced today that its lenders have increased the Corporation's borrowing base from $300 million to $400 million following the completion of their annual review.

Significant growth in Glacier's proven developed producing reserves combined with the recent production increase to approximately 135 mmcfe/d were key factors in the borrowing base expansion.

The borrowing base increase strengthens Advantage's financial flexibility in support of the Corporation's three year development plan targeted to deliver 100% production per share growth and 190% cash flow per share growth. As at March 31, 2014, Advantage's bank indebtedness was approximately $84.7 million which results in an available credit facility of $315 million.

Our current Phase VII capital development program at Glacier is targeted to increase production to 183 mmcfe/d in June 2015.  The Phase VII drilling program is underway with seven of 33 planned wells rig released to date.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the targeted production levels going forward; the increased borrowing base under the Corporation's Credit Facility; the Corporation's expectation that the increased borrowing base will provide significant financial flexibility in support of Advantage's future capital program requirements and general corporate purposes; and the Corporation's Phase VII capital development program and the expected increase to production therefrom and the timing thereof. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: the impact of general economic and industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; environmental risks; geological, technical, drilling and processing problems and other difficulties in producing, transporting and marketing petroleum reserves; unexpected drilling results; changes or fluctuations in production levels; failure to achieve anticipated production levels; delays in anticipated timing of drilling and completion of wells; obtaining required approvals of regulatory authorities; and the other risks considered under "Risk Factors" in Advantage's Annual Information Form dated March 27, 2014, which is available at www.sedar.com and www.advantageog.com.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

Advantage Oil & Gas Ltd.
300, 440 - 2nd Avenue SW
Calgary, Alberta
T2P 5E9
Phone:  (403) 718-8000
Fax:      (403) 718-8332
Web Site: www.advantageog.com
E-mail:  ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 17:56e 29-MAY-14